Don Leclair	World Headquarters
Executive Vice President	One American Road
Chief Financial Officer	Dearborn, Michigan 48126-2798 USA

January 3, 2007

Via E-mail and Edgar
David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Securities and Exchange Commission ("SEC") Comment Letter dated November 16, 2006 regarding Ford Motor Company's
Current Report on Form 8-K dated October 20, 2006 ("Form 8-K")

Dear Mr. Humphrey:

In further response to your letter dated November 16, 2006, please find enclosed documentation relating to our materiality assessment for each of the out-of-period items individually described in our Annual Report on Form 10-K/A for the year ended December 31, 2005 ("Form 10-K/A Report"). We also address your request that we discuss how we "concluded that the additional errors were not the result of a material weakness."

Specifically, enclosed please find, in chronological order, documentation relating to our assessment of materiality for each of the out-of-period items individually identified within the following categories in the restatement discussion in our Form 10-K/A Report: employee-benefit related expenses, Financial Services revenue recognition, Automotive revenue recognition, marketing incentives, marketing expenses, and the change in classification of certain items from Cash and cash equivalents to Marketable securities.

For the majority of these out-of-period items (which were identified and reflected in our financial statements prior to 2004), we quantified the impact of each item on our historical and current-period financial statements in connection with the filing of our periodic reports (and discussed this information with our independent registered public accounting firm, PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") and our Audit Committee), but we did not prepare formal contemporaneous documentation of our materiality analysis.

For each of these items, we have created a Staff Accounting Bulletin No. 99 ("SAB No. 99") analysis setting forth the factors that led to the conclusion at the time that each item was immaterial compared to our originally-filed financial statements. To the best of our knowledge and ability to determine, we believe that these SAB No. 99 analyses accurately reflect our thinking at the time that each item was identified. For the recent change in classification of certain items from Cash and cash equivalents to Marketable securities, we are providing the contemporaneously-created SAB No. 99 analysis.

In assessing the materiality of out-of-period items identified prior to 2004, we generally relied upon the Summary of Unadjusted Differences prepared in connection with the annual filing of our Form 10-K Report. This same analysis was included in the presentation made by PricewaterhouseCoopers to our Audit Committee prior to the filing of each year's Form 10-K Report financial statements. In the earlier years, we generally identified these adjustments as a percentage of net income and applied the "rollover" method to quantify misstatements. When we began more formally documenting our materiality analysis, we generally evaluated adjustments as a percentage of pre-tax profits and applied both the "rollover" and "iron curtain" methods.

As demonstrated in the following table, our pre-tax profits were essentially "break-even" in 2002 and 2003, with pre-tax profits in those years representing less than 1% of total Company revenues (as reported in the originally-filed Form 10-K Report for each year):

Year	Pre-Tax Profits (millions)	Total Company Revenues (millions)	Pre-Tax Profits as a Percentage of Total Company Revenues
1995	$6,705	$137,137	4.9%
1996	6,793	146,991	4.6%
1997	10,939	153,627	7.1%
1998	25,396	144,416	17.6%
1999	11,026	162,558	6.8%
2000	8,234	170,064	4.8%
2001	(7,584)	162,412	4.7%
2002	953	163,420	0.6%
2003	1,370	164,196	0.8%
2004	4,853	171,652	2.8%

Additionally, in 2002 and 2003 we focused investors on our need to achieve our Revitalization Plan goal of improving pre-tax Automotive profits by about $9 billion by mid-decade compared with the 2001 "running rate" operating losses of approximately $2 billion. This goal required us to improve our Automotive results measurably in each year, and we believed this to be the primary metric used by investors to measure our performance in those years.

In summary, each of the out-of-period items corrected in 2001, 2004, 2005 and 2006 was quantitatively immaterial, both individually and in aggregate with other adjustments for the year in which we recorded the out-of-period adjustment. The items addressed in 2002 and 2003 were large as a percentage of income - but only because of the low level of total Company profits in those break-even years as detailed above. Thus, based on the quantitative and qualitative measures set forth in the attached SAB No. 99 analyses, we concluded that each of these items was immaterial to our originally-filed financial statements.

In addition to providing the attached SAB No. 99 analyses, you also have asked that we discuss how we concluded that the additional errors individually identified in our Form 10-K/A Report were not a "Material Weakness" in our internal control over financial reporting, as that term has come to be used in the context of Sarbanes-Oxley. The majority of out-of-period items discussed in our Form 10-K/A Report resulted from control deficiencies that were identified and corrected in the years before we were required to evaluate and publicly disclose the existence of a Material Weakness in our internal control over financial reporting at year-end (a disclosure requirement that was effective for Ford beginning with our Annual Report on Form 10-K for the year ended December 31, 2004). Nevertheless, beginning in 2002 and continuing into 2003, we began to formalize our processes for evaluating potential control deficiencies.

Beginning in 2004, we employed our formalized processes to evaluate (and to document our evaluation of) potential control deficiencies. In 2004 and 2005, we evaluated the control deficiencies related to the marketing expense and FCAR dealer revenue recognition items. Our quantitative assessment demonstrated that the potential magnitude of the risk of misstatement of our financial statements relating to each item was less than 5% of profit before taxes, and we did not identify any qualitative factors that would have led to the conclusion that either item constituted a Material Weakness in our internal control over financial reporting. We concluded that each item represented a "Significant Deficiency" in our internal control over financial reporting, and reported each as such to PricewaterhouseCoopers and to our Audit Committee. The control deficiencies related to these items had been fully remediated as of December 31, 2005, the effective date of the certifications in our Form 10-K/A Report.

Our assessment of the control deficiency related to the change in classification of certain items from Cash and cash equivalents to Marketable securities focused heavily on qualitative factors, including input from the lead underwriter for a Ford Credit debt offering that was then underway. These factors led us to conclude that the judgment of a reasonable person relying on our previously-published financial statements would not have been changed or influenced by the change in classification of this item. The opinion of our lead underwriter was that investors tended to aggregate the balance sheet items relating to cash, cash equivalents, and marketable securities (which, in aggregate, were accurately presented in our originally-filed financial statements). This was especially so because Ford Credit had begun to build its cash balances in 2003 to enhance liquidity and support short-term funding needs. The excess funds (or "overborrowing"), sufficient to support term debt maturities for the next two quarters, were carried as cash or liquid securities and the balances were viewed, both internally and externally, as "cash" - regardless of whether the item was classified on our Consolidated Balance Sheet as Cash and cash equivalents or Marketable securities. We determined that this control deficiency represented a Significant Deficiency in our internal control over financial reporting, and reported it as such to PricewaterhouseCoopers and to our Audit Committee.

If you have any questions about the information in or enclosed with this letter, please do not hesitate to contact us.

*****

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please call me at (313) 845-0608 or our Accounting Director Mark Kosman at (313) 845-9255.

Very truly yours,

/s/ Don Leclair

Don Leclair

cc:	John J. Rossetti, Jr., Division of Enforcement
Richard Hanna, PricewaterhouseCoopers LLP
Richard Muir, PricewaterhouseCoopers LLP

Enclosures

Ford Motor Company and Subsidiaries
Employee Benefit Related Expenses (SFAS 87 Pension Adjustments)
Prepared December 2006

Background
In 2001, we recorded two out-of-period adjustments to correct errors relating to the adoption of SFAS 87. The first was an error by our unconsolidated foreign affiliate, Mazda. The second adjustment was the result of the late adoption of SFAS 87 by our consolidated subsidiaries, Ford Belgium and Ford Netherlands.

Mazda
For pension plans outside of the United States, SFAS 87 was effective for fiscal years beginning after December 15, 1988. The effective date for Mazda's U.S. GAAP reporting was their fiscal year ended March 31, 1990. Upon adoption for fiscal year ended March 31, 1999, Mazda estimated the transition amount and amortized it prospectively over the average remaining service period of their workforce. We recognized our portion (based on our equity interest in Mazda) of the amortized expense in our financial statements in the same manner. No adjustment was made to reflect the transition amount as if Mazda had timely adopted SFAS 87 in 1990. We judged this unrecorded amortization to be immaterial, and in March 2000 our Audit Committee and PricewaterhouseCoopers ("PwC") concurred.

In 2001, after further analysis and communications with Mazda and the appropriate pension experts and actuaries, we agreed that Mazda should record in results for their year ended March 31, 2002 the cumulative amortization of the transition amount as if Mazda had timely adopted SFAS 87 in 1990. We recorded our share of the adjustment, $(199) million, in Equity in net income/(loss) of affiliated companies in our 2001 financial statements. At 3.6% of 2001 net income from continuing operations, we judged this item to be immaterial to our 2001 consolidated financial statements. Our Audit Committee and PwC concurred.

Belgium and the Netherlands
Prior to 2000, we applied SFAS 87 to the pension plans in the United States, Britain, Canada, Germany and Australia. In other countries that had pension plans, the local accounting method was used as a proxy for SFAS 87, as the income statement and balance sheet impact of these countries had historically been immaterial. PwC concurred in this approach.

In 2000, we reviewed countries using local accounting methods as a proxy for SFAS 87, identified the major countries (either pension assets or obligations exceeding $100 million) and instructed the local external actuaries to provide results on a SFAS 87 basis for those major countries as of January 1, 2001.

As a result of this review, we recorded a favorable out-of-period adjustment in 2001 of $105 million in pension expense reflecting the adoption of SFAS 87 by Ford Belgium and Ford Netherlands.

1

Ford Motor Company and Subsidiaries
QUANTITATIVE MATERIALITY ASSESSMENT

SFAS 87 Pension
	Memo:
	Prior to	2001
	2001 a/	Amount	Pct b/
	(mils)	(mils)

Total Company income/(loss) before income taxes - as originally filed c/		$(7,584)

Mazda SFAS 87 misstatement	$(199)	199
Netherlands & Belgium SFAS 87 misstatement	105	(105)
Understatement/(Overstatement) of originally-filed results	$(94)	$94	1.2%

Total Company income/(loss) before income taxes - without misstatements identified above		$(7,490)

Aggregate of all known out-of-period items by year -
understatement/(overstatement) of originally-filed results		$80	1.1%

a/ --	The adjustments prior to 2001 would have been recognized over the 10-year period from 1990 - 2000, or approximately $10 miilion per year, which would be de minimis to each year's income.
b/ --	Understatement/(Overstatement) of originally-filed results as a percent of total Company income/(loss) before income taxes.
c/ --	As originally filed in each year's Form 10-K.

2f

Ford Motor Company and Subsidiaries
Employee Benefit Related Expenses (SFAS 87 Pension Adjustments)
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006

Staff Accounting Bulletin No. 99 (SAB No. 99) states that the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. The primary users of our financial statements are our equity investors, the rating agencies, others in the fixed income community and Ford management.

The SAB No. 99 analysis must incorporate both quantitative and qualitative data. The facer page shows the quantitative impact of these out-of-period adjustments on our Consolidated Statement of Income. The SFAS 87 cumulative adjustments in 2001 increased our total Company pre-tax loss by 1.2%, and the historical amounts were considered to be de minimis to each period in which the error occurred.

For qualitative analysis, the following factors were considered:

•	We own approximately 33% of Mazda, and account for Mazda's results using the equity method.

•
At this time, our MD&A discussion did not focus on Mazda's results, but rather included Mazda in a grouping of "rest of world" operations. In the 2001 Form 10-K Report's MD&A, we disclosed a decline of more than $200 million in Automotive sector results from continuing operations outside North America, Europe and South America reflecting "Ford's share of a non-cash charge relating to Mazda's pension expenses...."

•
When Ford adopted SFAS 87 in 1987, the net pension assets of Ford Belgium and Ford Netherlands were immaterial to our total net pension assets. The adjustment in 2001 was the result of our decision that, due to the growing size of the net pension assets and obligations for these countries, we would no longer use local accounting as a reasonable estimate of SFAS 87 accounting.

In addition, we considered the specific qualitative considerations in SAB No. 99:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The items causing the misstatement arose from an estimate of our pension liabilities, which is not capable of precise measurement.

•	Whether the misstatement masks a trend.

Total Company pre-tax income/(loss) declined from $8.2 billion in 2000 to $(7.6) billion in 2001. The unrecorded impact on historical financial statements, as well as the correction of this matter in 2001, did not alter any year-over-year trends.

•	Whether the misstatement hides a failure to meet analysts' consensus expectations.

By recording the out-of-period adjustment for these SFAS 87 items in 2001, we increased our loss and reduced our earnings per share ("EPS"). Had we not recorded this adjustment in 2001, our actual full-year EPS would have been greater. As a result, the misstatements could not have hidden a failure to meet analysts' consensus expectations.

•	Whether the misstatement changes a loss into income or vice versa.

The misstatement does not result in a change from a profit to a loss, or vice versa, in any year.

2

Ford Motor Company and Subsidiaries
Employee Benefit Related Expenses (SFAS 87 Pension Adjustments)
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006
(Continued)

•	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The misstatement primarily relates to Mazda, our share of whose earnings is reported as Equity in net income/(loss) of affiliated companies below Operating income/(loss) on our Consolidated Statement of Income. Mazda's results were not viewed as a significant portion of our operations or profitability.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements.

The misstatement does not affect our compliance with regulatory requirements.

•	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

The misstatement does not affect our compliance with loan covenants or other contractual requirements. Neither our debt securities nor bank credit lines are impacted by information reported in our financial statements.

•	Whether the misstatement or the correction of the misstatement affects managements' compensation.

For the periods involved, managements' profit-based bonus compensation was based on metrics that included total Company profits. For 2001, no profit-based bonuses were paid due to our net loss position. The out-of-period adjustments made in 2001, which increased our pre-tax loss, did not impact the bonus compensation calculations. In addition, the de minimis misstatement of these items over the years 1990 through 2000 would not have had a significant impact on the bonus compensation calculation for any of those years.

•	Whether the misstatement involves the concealment of an unlawful transaction.

The misstatement does not involve the concealment of an unlawful transaction.

•	Whether any of the items comprising the misstatement are pursuant to actions to "manage" earnings.

These misstatements were the result of refinements to our pension calculations. Our Audit Committee and PwC concurred in this approach, which was not an attempt to "manage" earnings.

•	Whether management expects that the misstatement would result in a significant positive or negative market reaction.

Market reaction to our results in 2001 was based on the decline in our Automotive pre-tax income/(loss) from $5.3 billion in 2000 to $(9.0) billion in 2001. We do not believe that these out-of-period adjustments caused a significant positive or negative market reaction based on this year-over-year earnings trend.

Conclusion
We concluded in 2001 that these misstatements were both quantitatively and qualitatively immaterial to our current-year and historical financial statements. As the above analysis demonstrates, based on quantitative and qualitative factors, it is improbable that the judgment of a reasonable person relying upon our financial statements would have been changed or influenced by these misstatements.

3

Ford Motor Company
Financial Services Revenue Recognition
(Red Carpet Lease ("RCL") Rate Subvention and Lending Automotive ("LA") Retail System Conversion)
Prepared December 2006

Background
In 2002, we recorded two out-of-period adjustments correcting prior-year errors relating to our Financial Services sector revenue recognition. The first, identified in 2001, related to our rate subvention program. The second, identified in 2002, related to an error with a previous receivables system.

Red Carpet Lease ("RCL") Rate Subvention
Ford provides marketing incentives primarily in the form of cash paid to customers or dealers, or low-rate financing/leasing through Ford Credit. With low-rate financing/leasing, Ford funds the difference between the customer rate and the Ford Credit rate in the form of rate subvention (i.e., interest supplements). For Ford Credit, rate subvention is earned monthly over the related contract term with subvention earnings recorded as financing revenue.

Ford Credit's RCL product is classified as an operating lease. These operating lease assets are depreciated on a straight-line basis over the term of the lease to reduce the leased vehicle to its estimated residual value. Similarly, rental income is also recognized on a straight-line basis over the term of the lease. Subvention earnings should be recorded on the same basis that earnings are recognized for the related underlying contract - i.e., the straight-line method.

Ford Credit utilizes its Rate Subvention Earnings System ("RSES") to bill and earn rate subvention over the life of various financing products. In mid-2001, following an upgrade of the RSES system, Ford Credit identified a problem in the way RCL rate subvention was historically being earned. Since the inception of RCL in the early 1990s, the RCL rate subvention earnings factors were consistent with factors used for retail installment contracts ("interest method"). Prior to the upgrade to RSES, this system lacked functionality to handle separate factors for RCL and retail installment contracts. Use of the retail factors for RCL caused the operating lease rate subvention to be based on the interest method, resulting in an acceleration of subvention earnings compared with the straight-line method. Ford Credit notified PwC of the issue in the third quarter of 2001. Starting with RCL contracts placed in January 2002, RCL subvention was appropriately earned on a straight-line basis.

We and our Audit Committee concluded that the pre-January 2002 subvened RCL contracts would self-correct as the portfolio liquidated over the following two years. Based on quantitative and qualitative factors, we concluded that this misstatement was not material to our financial statements, and reviewed the issue with our Audit Committee in March 2002 in connection with review of our 2001 Form 10-K Report. The Audit Committee and PwC concurred.

LA Retail System Conversion
In 1998, Ford Credit began a project to replace multiple legacy receivables systems with a single integrated system called Lending Automotive ("LA"). Conversion testing conducted in 2002 identified differences in the way interest was earned for customer payment extensions and pre-payments.

The legacy retail installment system recognized interest income based on an actuarial earnings schedule that was established at contract inception. For simple interest contracts, any interest earnings adjustments resulting from deviations from scheduled payment due dates were reported when a contract terminated. The LA system reported interest earnings adjustments beginning in the period in which payment deviated from the scheduled payment due dates. Conversion testing revealed a favorable accumulated interest earnings adjustment. The adjustment largely related to customers who had been granted payment extensions. The amount of additional interest collected from customers granted payment extensions would be the same for both the legacy and new LA system; however, the timing of the earnings recognition was delayed with the legacy system.

By the end of 2002, the after-tax impact of RCL had been reduced from $(300) million to $(140) million because of the self-correcting nature of the issue. At year-end 2002, we recommended to our Audit Committee that we record the remaining uncorrected amount ($140 million unfavorable after-tax) related to RCL rate subvention, and also record the adjustment related to the LA conversion ($120 million favorable after-tax). We concluded that this approach would be preferable to recording a favorable LA conversion adjustment and leaving the remaining uncorrected RCL amount to self-correct over time. We further concluded that these misstatements were not material to our financial statements. Our Audit Committee and PwC concurred.

1

Ford Motor Company and Subsidiaries
QUANTITATIVE MATERIALITY ASSESSMENT

Financial Services Revenue Recognition (RCL & LA)
	Memo:
	Prior to	2001		2002
	2001 a/	Amount	Pct b/	Amount	Pct b/
	(mils)	(mils)		(mils)

Total Company income/(loss) before income taxes - as originally filed c/		$(7,584)		$953

RCL rate subvention misstatement	$(389)	(66)		$455
LA retail system conversion misstatement	129	44		(173)
Understatement/(Overstatement) of originally-filed results	$(260)	$(22)	0.3%	$282	29.6%

Total Company income/(loss) before income taxes - without misstatements identified above		$(7,606)		$1,235

Aggregate of all known out-of-period items by year -
understatement/(overstatement) of originally-filed results		80	1.1%	476	49.9%

a/ --
The adjustments prior to 2001 would have been recognized annually from the early 1990s. The largest annual adjustment would have been an overstatement of profit before income taxes of approximately $75 million in 1999 (less than 1% of total Company profit before income tax).

b/ --	Understatement/(Overstatement) of originally-filed results as a percent of total Company income/(loss) before income taxes.
c/ --	As originally filed in each year's Form 10-K.

2f

Ford Motor Company
Financial Services Revenue Recognition
(Red Carpet Lease ("RCL") Rate Subvention and Lending Automotive ("LA") Retail System Conversion)
SAB No. 99 Materiality Analysis
Prepared December 2006

Staff Accounting Bulletin No. 99 ("SAB No. 99") states that the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. The primary users of Ford's financial statements are our equity investors, the rating agencies, others in the fixed income community and Ford management.

SAB No. 99 analysis must incorporate both quantitative and qualitative data. The facer page shows the quantitative impact on Ford's pre-tax profits of these misstatements. The impact on Ford's pre-tax profits was relatively large in 2002 (29.6% of total Company pre-tax profits) - but only due to the low level of total Company profits in that year. Our total Company pre-tax profits for the periods 1995 through 2004, shown in amount and as a percent of total Company revenues, are below (as reported in the originally-filed Form 10-K Report for each year):

Year	Pre-Tax Profits (millions)	Total Company Revenues (millions)	Pre-Tax Profits as a Percentage of Total Company Revenues
1995	$6,705	$137,137	4.9%
1996	6,793	146,991	4.6%
1997	10,939	153,627	7.1%
1998	25,396	144,416	17.6%
1999	11,026	162,558	6.8%
2000	8,234	170,064	4.8%
2001	(7,584)	162,412	4.7%
2002	953	163,420	0.6%
2003	1,370	164,196	0.8%
2004	4,853	171,652	2.8%

2002 profits represented a "break-even" level of profitability for Ford. Had these Financial Services sector revenue recognition misstatements in 2002 been quantitatively evaluated by the level of profits earned in any of the previous five years (1997 through 2001), the misstatements would have ranged between 1.1% and 3.7% of total Company pre-tax profits.

We considered the specific qualitative considerations in SAB No. 99:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The items causing the misstatements arose from items capable of precise measurement.

•	Whether the misstatement masks a trend.

Ford's Income/(loss) before income taxes declined from $8.2 billion in 2000 to $(7.6) billion in 2001, before improving to $953 million in 2002. The unrecorded impact on historical financial statements, as well as the correction of this item in 2002, did not alter these year-over-year trends.

•	Whether the misstatement hides a failure to meet analysts' consensus expectations.

By recording these out-of-period adjustments in 2002, we decreased our profit and reduced our earnings per share ("EPS"). Had we not recorded these adjustments in 2002, our actual full-year EPS would have improved. As a result, the misstatements could not have hidden a failure to meet analysts' consensus expectations.

•	Whether the misstatement changes a loss into income or vice versa.

The misstatements did not result in a change from a profit to a loss, or vice versa, in any year.

2

Ford Motor Company
Financial Services Revenue Recognition
(Red Carpet Lease ("RCL") Rate Subvention and Lending Automotive ("LA") Retail System Conversion)
SAB No. 99 Materiality Analysis
Prepared December 2006
(Continued)

•	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The misstatements concern Ford Credit, a significant subsidiary in our consolidated financial statements. Ford Credit, which comprises the majority of our Financial Services sector, performed its own SAB No. 99 analysis and determined that these misstatements were immaterial to Ford Credit's originally-filed financial statements.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements.

The misstatements did not affect our compliance with regulatory requirements.

•	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

The misstatements did not affect compliance with loan covenants or other contractual requirements. Neither our debt securities nor bank credit lines are impacted by information reported in our financial statements.

•	Whether the misstatement or the correction of the misstatement affects management's compensation.

For 2002, management did not receive any profit-based bonus compensation. The impact to prior years' profitability was insignificant and would have had minimal impact on managements' profit-based bonus compensation for any year.

•	Whether the misstatement involves the concealment of an unlawful transaction.

The misstatements did not involve the concealment of an unlawful transaction.

•	Whether any of the items comprising the misstatement are pursuant to actions to "manage" earnings.

These misstatements represent the correction of unintentional errors. We reviewed our plan for correcting these items with our Audit Committee and PwC, and our Audit Committee and PwC concurred in our approach. The correction of these misstatements did not represent an attempt to "manage" earnings.

•	Whether management expects that the misstatement would result in a significant positive or negative market reaction.

In 2002, we focused investors on our need to achieve our Revitalization Plan goal of improving pre-tax Automotive profits by $9 billion by mid-decade compared with the 2001 "running rate" operating losses of approximately $2 billion. This goal required us to improve our Automotive results measurably in each year, and we believed this to be the primary metric used by investors to measure our performance in 2002. These misstatements did not impact our Automotive operations and did not have a significant impact on market reaction to our 2002 results.

Conclusion
We concluded in 2002 that these misstatements were immaterial to our current-year and historical financial statements. As the above analysis demonstrates, based on quantitative and qualitative factors, it is improbable that the judgment of a reasonable person relying upon our financial statements would have been changed or influenced by these misstatements.

3

Ford Motor Company and Subsidiaries
Automotive Revenue Recognition (Ford of Britain Sale or Return ("SOR"))
Prepared December 2006

Background
In most of our markets, risks and rewards are transferred to dealers and revenues from sales of vehicles are recorded when vehicles are shipped ("gate-released") from the assembly plant. Prior to 2001, our dealer agreements in Britain contained a special "Sale or Return" ("SOR") provision that allowed dealers the right to return vehicles, although in practice that rarely occurred. For many years, we believed that recognition of revenue for these vehicles at gate release was appropriate because the SOR arrangement supported the transfer of risks and rewards to dealers as detailed below:

•	Persuasive evidence of a long-standing arrangement existed - the practice had been in effect for decades;
•	Delivery had occurred - the dealers had physical custody of the vehicles and accepted the risks and rewards of ownership;
•	Price was fixed or determinable - although the dealers were not invoiced at gate release, the price of the vehicle and the legal obligation for payment were fixed; and
•	Collectibility was reasonably assured - we generally did not experience default.

In December 1998, the SEC publicly expressed concern about revenue recognition practices in various industries. In June 1999, we informed our Audit Committee that we were going to work with PwC to reevaluate our accounting treatment for the SOR arrangement. Following further internal reviews, in November 1999 we again discussed the SOR arrangement with our Audit Committee and advised that we expected to conclude our assessment of the accounting treatment in the first quarter of 2000.

In March 2000, in connection with finalizing our year-end 1999 financial statements, we informed the Audit Committee that we believed the SOR arrangement as written in the dealer agreement was more reflective of a consignment inventory program, and that revenue should be recognized at the point of retail sale rather than at gate release for vehicles sold pursuant to dealer agreements containing this provision. Net profit on vehicles that had been released to dealers pursuant to the SOR arrangement and not yet sold at retail was calculated to be $390 million (or 1.4% of equity) at December 31, 1999 (the 1999 net income effect of which was calculated to be $48 million, or 0.7% of 1999 net income). We judged these impacts to be immaterial (both individually and in aggregate with other known adjustments), and our Audit Committee and PwC concurred. We told the Audit Committee that we were working on changes to address the SOR arrangement and that we would report back on this at year-end.

In December 2000, we reviewed with our Audit Committee our proposed plan to address the SOR arrangement. First, we shared our conclusion that the dealer agreements needed to be renegotiated to better align the legal provisions with the requirements of SAB 101. In order to successfully renegotiate the dealer agreements, we felt that we needed to approach the renegotiation process in a manner that would minimize the impact to our dealers. Our approach to resolving the business issue was to phase-in elimination of the SOR arrangement with each new vehicle model introduced over the course of the next three years (beginning in 2001 and ending by mid-2003). Our Audit Committee concurred in this approach to address the business issue.

1

Ford Motor Company and Subsidiaries
Automotive Revenue Recognition (Ford of Britain Sale or Return ("SOR"))
Prepared December 2006
(Continued)

Second, there were a number of accounting alternatives available to us to address the effects of the existing SOR arrangement as we implemented our approach to the business issue:

•
We could correct our financial statements for all periods presented. Based on analysis performed in May 1999, it appeared that the impact on income would have been immaterial for each year reflected in our financial statements (less than $40 million in each year).

•
We could record a one-time correction to net income in 2000, which would have totaled an estimated $(216) million (representing the reversal of net profit on vehicles that had been released to dealers pursuant to the SOR arrangement and not yet sold at retail). This amount would have been quantitatively immaterial, representing approximately 4.0% of our total Company income from continuing operations for 2000.

•
Until our elimination of the SOR arrangement was complete, we could continue to recognize all vehicle sales at gate-release, which would avoid distortion of our financial results (as each year impacted would include twelve months of sales, allowing the accounting to "self-correct" over the three-year period).

Given our view that the impact of this item was not material to historical financial statements and would not materially distort future financial statements if allowed to self-correct, we decided that it would be appropriate to allow the adjustment to self-correct. Our Audit Committee and PwC concurred in this accounting treatment.

At December 31, 2000, the unadjusted difference relating to the self-correcting SOR arrangement was calculated to be an equity impact of $(216) million (or 1.2% of equity) and a 2000 net income impact of $157 million (which was 4.5% of 2000 net income). We judged these impacts to be immaterial (both individually and in aggregate with other known adjustments). Our Audit Committee and PwC concurred in March 2001.

At December 31, 2001, the unadjusted difference relating to the self-correcting SOR arrangement was calculated to be an equity impact of $(162) million (or 2.1% of equity) and a 2001 net income impact of $54 million (which was 1.0% of 2001 net income). We judged these impacts to be immaterial (both individually and in aggregate with other known adjustments). Our Audit Committee and PwC concurred in March 2002.

In September 2002, we reviewed with the Audit Committee the status of our elimination of the SOR arrangement, which was on track to be completed by mid-2003. We again reviewed our status with the Audit Committee in October 2002.

At December 31, 2002, the unadjusted difference relating to the self-correcting SOR arrangement was calculated to be an equity impact of $(159) million (or 2.8% of equity) and a 2002 net income impact of $102 million (which was 10.4% of 2002 net income). We judged these impacts to be immaterial (both individually and in aggregate with other known adjustments). Our Audit Committee and PwC concurred in March 2003.

In May and July 2003, we provided additional updates to our Audit Committee on the status of the elimination of our SOR arrangement.

As planned, the unadjusted difference of $(159) million at December 31, 2002 fully self-corrected in the first three quarters of 2003. In addition to sharing this amount with the Audit Committee in March 2003, we monitored the self-correction of the SOR arrangement and provided updates to the Audit Committee. In March 2004, as part of our full-year 2003 financial statement review, we provided materiality assessments to the Audit Committee reflecting the unadjusted difference of the SOR self-correction for the first and second quarters of 2003 and our conclusion that these amounts were immaterial. As our SOR arrangement had fully self-corrected in the third quarter of 2003, this item no longer existed on our Summary of Unadjusted Differences at September 30 or December 31, 2003. As noted, we shared the full-year 2003 SOR unadjusted difference to our net income with the Audit Committee in March 2003 and March 2004. We did not show the impact of the correction in 2003 in our full-year Summary of Unadjusted Differences as we viewed this matter to have been resolved in the third quarter of 2003.

2

Ford Motor Company and Subsidiaries
QUANTITATIVE MATERIALITY ASSESSMENT

Ford of Britain SOR

	Prior to	2001		2002		2003
	2001 a/	Amount	Pct b/	Amount	Pct b/	Amount	Pct b/
	(mils)	(mils)		(mils)		(mils)

Total Company income/(loss) before income taxes - as originally filed c/		$(7,584)		$953		$1,370

SOR misstatement	$(454)	52		156		246
Understatement/(Overstatement) of originally-filed results	$(454)	$52	0.7%	$156	16.4%	$246	18.0%

Total Company income/(loss) before income taxes - without misstatement identified above		$(7,532)		$1,109		$1,616

Aggregate of all known out-of-period items by year -
understatement/(overstatement) of originally-filed results		$80	1.1%	$476	49.9%	$396	28.9%

a/ --
The overstatement of profits primarily occurred in the first year of the SOR arrangement (probably in the early 1970's). The impact on the years between then and 2001 were de minimis as each calendar year reflected 12 months of vehicle sales.

b/ --	Understatement/(Overstatement) of originally-filed results as a percent of total Company income/(loss) before income taxes.
c/ --	As originally filed in each year's Form 10-K.

3f

Ford Motor Company and Subsidiaries
Automotive Revenue Recognition (Ford of Britain Sale or Return ("SOR"))
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006

Staff Accounting Bulletin No. 99 (SAB No. 99) states that the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. The primary users of our financial statements are our equity investors, the rating agencies, others in the fixed income community and Ford management.

SAB No. 99 analysis must incorporate both quantitative and qualitative data. The facer page shows the quantitative impact of this item on our  Consolidated Statement of Income. The misstatement as a percentage of income is relatively large in 2002 and 2003 (16.4% and 18.0% of total Company pre-tax income for 2002 and 2003, respectively) - but only due to the low level of total Company profits in those years. Our total Company pre-tax profits for the periods 1995 through 2004, shown in amount and as a percent of total Company revenues, are below (as reported in the originally-filed Form 10-K Report for each year):

Year	Pre-Tax Profits (millions)	Total Company Revenues (millions)	Pre-Tax Profits as a Percentage of Total Company Revenues
1995	$6,705	$137,137	4.9%
1996	6,793	146,991	4.6%
1997	10,939	153,627	7.1%
1998	25,396	144,416	17.6%
1999	11,026	162,558	6.8%
2000	8,234	170,064	4.8%
2001	(7,584)	162,412	4.7%
2002	953	163,420	0.6%
2003	1,370	164,196	0.8%
2004	4,853	171,652	2.8%

2002 and 2003 profits represented a "break-even" level of profitability for Ford. If the SOR misstatements in 2002 and 2003 had been quantitatively evaluated by the level of profits earned in any of the previous five years (1997 through 2001), the misstatement would have ranged between 0.6% and 3.2% of total Company pre-tax profits.

For qualitative analysis, the following factors were considered:

•	Although the dealer agreements allowed for the return of vehicles to Ford, in practice this rarely occurred.

•	All other risks and rewards were transferred to the dealer at time of gate release.

•
The misstatement resulted in our financial statements showing 12 months of vehicle sales for each calendar year and we were following a consistently-applied accounting practice. The misstatement was not an attempt by management to increase vehicle sales or revenues in any period.

•
The overstatement of revenue and profits primarily occurred in the first year of the SOR arrangement (probably in the early 1970s). When we allowed the SOR arrangement to self-correct, it resulted in a relatively large understatement of profits relative to 2002 and 2003 reported profit, but only because we had a "break-even" level of profitability.

•	The misstated Britain vehicle sales revenue represented less than 1% of our total Company vehicle sales and Automotive revenues in all periods.

3

Ford Motor Company and Subsidiaries
Automotive Revenue Recognition (Ford of Britain Sale or Return ("SOR"))
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006
(Continued)

In addition, we considered the specific qualitative considerations in SAB No. 99:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The item causing the misstatement arose from the calculation of Sales and related Cost of sales - items capable of precise measurement.

•	Whether the misstatement masks a trend.

The misstatement did not mask any year-over-year trend in any income statement item. Total Company pre-tax income improved from $(7.6) billion in 2001 to $953 million in 2002 to $1.4 billion in 2003. The unrecorded impact on historical financial statements, as well as the impact of this matter in 2002 and 2003, did not alter any year-over-year trends.

•	Whether the misstatement hides a failure to meet analysts' consensus expectations.

The misstatements in 2001 - 2003 had the impact of decreasing profits and earnings per share in each year. As a result, the misstatements could not have hidden a failure to meet analysts' consensus expectations in these years.

•	Whether the misstatement changes a loss into income or vice versa.

The misstatement does not result in a change from a profit to a loss, or vice versa, in any year.

•	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The misstatement concerns the operations of Ford of Britain. Ford of Britain's profitability is not separately disclosed in our financial statements or in the MD&A.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements.

The misstatement does not affect our compliance with regulatory requirements.

•	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

The misstatement does not affect our compliance with loan covenants or other contractual requirements. Neither our debt securities nor bank credit lines are impacted by information reported in our financial statements.

•	Whether the misstatement or the correction of the misstatement affects managements' compensation.

For 2002 and 2003, management did not receive profit-based bonus compensation. The misstatement, which understated profits in these years, did not impact the payment of bonus compensation. As stated in the background to this analysis, the de minimis misstatement of this item over the preceding decades would not have had a significant impact on the bonus compensation calculation for any of those years.

•	Whether the misstatement involves the concealment of an unlawful transaction.

The misstatement does not involve the concealment of an unlawful transaction.

4

Ford Motor Company and Subsidiaries
Automotive Revenue Recognition (Ford of Britain Sale or Return ("SOR"))
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006
(Continued)

•	Whether any of the items comprising the misstatement are pursuant to actions to "manage" earnings.

As discussed in the background to this analysis, until the elimination of the SOR arrangement was complete, we allowed the accounting for SOR to self-correct over time. We reviewed this approach in detail with our Audit Committee and PwC, and our Audit Committee and PwC concurred in this treatment. Our approach was intended to avoid any artificial distortion of our results (which could result from including more than 12 months of vehicles sales in any calendar year), and was not an attempt to "manage" earnings.

•	Whether management expects that the misstatement would result in a significant positive or negative market reaction.

In 2002, we focused investors on our need to achieve our Revitalization Plan goal of improving pre-tax Automotive profits by $9 billion by mid-decade compared with the 2001 "running rate" operating losses of approximately $2 billion. This goal required us to improve our Automotive results measurably in each year, and we believed this to be the primary metric used by investors to measure our performance in 2002 and 2003. Market reaction to our earnings in 2002 and 2003 primarily reflected our failure to demonstrate the sort of sustained improvement in Automotive profits necessary to meet this goal. Adjustment for this misstatement would not have had a significant impact on market reaction to our 2002 or 2003 results.

Conclusion
We concluded in 2002 and 2003 that these misstatements were immaterial to our current-year and historical financial statements. As the above analysis demonstrates, based on quantitative and qualitative factors, it is improbable that the judgment of a reasonable person relying upon our financial statements would have been changed or influenced by these misstatements.

5

Ford Motor Company and Subsidiaries
Marketing Incentives
Prepared December 2006

Background
In 2003, we identified two accounting issues regarding our marketing incentive accruals. The first issue related to the point at which we accrued for employee and supplier vehicle purchase discount plans. The second involved Automotive operations retaining some level of residual risk.

Employee and Supplier Vehicle Purchase Discount Plans
Employee vehicle discount plans originated as an employee benefit and were offered to management employees and their immediate families. Subsequently, the plans were expanded to include active and retired hourly and salaried personnel at all levels, and the definition of "immediate family" was expanded. Additional plans were added for key suppliers and dealership employees and for Ford employees to encourage friends and neighbors to purchase Ford vehicles.

In the first quarter of 2003, we initiated reviews around revenue reductions. During the second quarter of 2003, we concluded that the appropriate accounting for vehicle purchase discount plans was to accrue at the point of wholesale to the dealers. Previously, we were accruing at the point where the dealer completed a retail sale under the vehicle purchase discount plans.

We recorded out-of-period adjustments totaling $(213) million ($(167) million related to our Ford, Lincoln and Mercury brands in the United States, and $(46) million related to our Ford brand in Europe) to properly reflect the accruals for these discount plans as of June 30, 2003.

Vehicle Residual Values
Vehicles that are purchased by Ford Credit for lease to customers are recorded as operating leases. At the time of purchase, Ford Credit establishes an expected residual value for the vehicle. Over the life of the lease contracts, Ford Credit records depreciation on vehicles subject to operating leases equal to the difference between the original acquisition value and the expected residual value at the end of the lease term.

For vehicles sold prior to May 1, 2003, an agreement between Ford and Ford Credit required Ford to bear 50% of the losses associated with changes over time in the expected residual values. If vehicle residual values declined beyond the estimated supported level, Ford would record residual reserves to accrue for the additional estimated losses.

We concluded that the appropriate accounting would be for Automotive operations to eliminate the ongoing risk of residuals support at the point of revenue recognition, and the residual risk sharing agreement was eliminated on May 5, 2003. Since Ford Credit's accounting for vehicles subject to operating leases did not consider this risk-sharing agreement, our consolidated results reflected duplicative accounting for this risk. In 2003, we recorded out-of-period adjustments of $131 million ($70 million related to our Ford, Lincoln and Mercury brands; $49 million related to our Jaguar and Land Rover brands; and $12 million related to our Volvo brand) to properly reflect the accruals.

In the second quarter of 2003, we analyzed the materiality of the largest piece of these marketing incentive accrual errors ($(167) million), and concluded that this amount was immaterial to our financial statements. PwC provided an oral review of these items to the Audit Committee during discussion of our second quarter 2003 Form 10-Q Report in August 2003. In March 2004, in connection with our review of the 2003 Form 10-K Report, we also presented to PwC our management representation letters (with copies provided to our Audit Committee) which include our conclusion that the employee and supplier vehicle purchase discount plans misstatement was immaterial.

1

Ford Motor Company and Subsidiaries
QUANTITATIVE MATERIALITY ASSESSMENT

Marketing Incentives
	Memo:
	Prior to	2001		2002		2003
	2001 a/	Amount	Pct b/	Amount	Pct b/	Amount	Pct b/
	(mils)	(mils)		(mils)		(mils)

Total Company income/(loss) before income taxes - as originally filed c/		$(7,584)		$953		$1,370

Employee and supplier vehicle purchase discount plan misstatement	$(86)	(69)		(58)		213
Vehicle residual values misstatement	-	-		131		(131)
Understatement/(Overstatement) of originally-filed results	$(86)	$(69)	0.9%	$73	7.7%	$82	6.0%

Total Company income/(loss) before income taxes - without misstatements identified above		(7,653)		1,026		1,452

Aggregate of all known out-of-period items by year -
understatement/(overstatement) of originally filed-results		$80	1.1%	$476	49.9%	$396	28.9%

a/ --	The overstatement of profits prior to 2001 occurred during the later part of the 1990s and in 2000. The impact of this adjustment as a percent of profit before taxes during these years is de minimis.
b/ --	Understatement/(Overstatement) of originally-filed results as a percent of total Company income/(loss) before income taxes.
c/ --	As originally filed in each year's Form 10-K.

2f

Ford Motor Company and Subsidiaries
Marketing Incentives
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006

Staff Accounting Bulletin No. 99 (SAB No. 99) states that the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. The primary users of our financial statements are our equity investors, the rating agencies, others in the fixed income community and Ford management.

The SAB No. 99 analysis must incorporate both quantitative and qualitative data. The facer page shows the quantitative impact of these out-of-period adjustments on our Consolidated Statement of Income. These misstatements as a percentage of income are relatively large in 2002 and 2003 (7.7% and 6.0% of total Company pre-tax income in 2002 and 2003, respectively) - but only due to the low level of total Company profits. Our total Company pre-tax profits for the periods 1995 through 2004, shown in amount and as a percent of total Company revenues, are below (as reported in the originally-filed Form 10-K Report for each year):

Year	Pre-Tax Profits (millions)	Total Company Revenues (millions)	Pre-Tax Profits as a Percentage of Total Company Revenues
1995	$6,705	$137,137	4.9%
1996	6,793	146,991	4.6%
1997	10,939	153,627	7.1%
1998	25,396	144,416	17.6%
1999	11,026	162,558	6.8%
2000	8,234	170,064	4.8%
2001	(7,584)	162,412	4.7%
2002	953	163,420	0.6%
2003	1,370	164,196	0.8%
2004	4,853	171,652	2.8%

2002 and 2003 profits represented a "break-even" level of profitability for Ford. Had the marketing incentive misstatements in 2002 and 2003 been quantitatively evaluated by the level of profits earned in any of the previous five years (1997 through 2001), the misstatement would have ranged between 0.3% and 1.1% of total Company pre-tax profits.

We considered these specific qualitative considerations in SAB No. 99:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The items causing the misstatements arose from an estimate of our marketing incentive accruals, which is not capable of precise measurement.

•	Whether the misstatement masks a trend.

Total Company pre-tax income increased from $(7.6) billion in 2001 to $953 million in 2002 and $1.4 billion in 2003. The unrecorded impact on historical financial statements, as well as the correction of this matter in 2003, did not alter any year-over-year trends.

•	Whether the misstatement hides a failure to meet analysts' consensus expectations.

By recording the out-of-period adjustment for these marketing incentive items when they were identified in 2003, we decreased our profit and reduced our earnings per share ("EPS"). Had we not recorded this adjustment in 2003, our actual EPS would have improved. As a result, the misstatements could not have hidden a failure to meet analysts' consensus expectations.

2

Ford Motor Company and Subsidiaries
Marketing Incentives
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006
(Continued)

•	Whether the misstatement changes a loss into income or vice versa.

The misstatements did not result in a change from a profit to a loss, or vice versa.

•	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The misstatements relate to our Automotive operations. Our Automotive operations' pre-tax profitability declined from $(1.2) billion in 2002 to $(2.0) billion in 2003. Correcting for these misstatements did not alter this year-over-year trend.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements.

The misstatements did not affect our compliance with regulatory requirements.

•	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

The misstatements did not affect our compliance with loan covenants or other contractual requirements. Neither our debt securities nor bank credit lines are impacted by information reported in our financial statements.

•	Whether the misstatement or the correction of the misstatement affects managements' compensation.

For 2003, management did not receive profit-based bonus compensation, and the misstatements did not impact that determination. In addition, the de minimis misstatement of these items in prior years would not have had a significant impact on the bonus compensation calculation for any of those years.

•	Whether the misstatement involves the concealment of an unlawful transaction.

The misstatements did not involve the concealment of an unlawful transaction.

•	Whether any of the items comprising the misstatement are pursuant to actions to "manage" earnings.

These misstatements represent unintentional errors that were corrected in the period in which they were identified. We reviewed our plan for correcting these items with our Audit Committee and PwC, and our Audit Committee and PwC concurred in our approach. The correction of these misstatements did not represent an attempt to "manage" earnings.

•	Whether management expects that the misstatement would result in a significant positive or negative market reaction.

In 2002, we focused investors on our need to achieve our Revitalization Plan goal of improving pre-tax Automotive profits by $9 billion by mid-decade compared with the 2001 "running rate" operating losses of approximately $2 billion. This goal required us to improve our Automotive results measurably in each year, and we believed this to be the primary metric used by investors to measure our performance in 2003. Market reaction to our earnings in 2003 primarily reflected our failure to demonstrate the sort of sustained improvement in Automotive profits necessary to meet this goal. Adjustment for these misstatements did not have a significant impact on market reaction to our 2003 results.

Conclusion
We concluded in 2003 that these misstatements were immaterial to our current-year and historical financial statements. As the above analysis demonstrates, based on quantitative and qualitative factors, it is improbable that the judgment of a reasonable person relying upon our financial statements would have been changed or influenced by these misstatements.

3

Ford Motor Company and Subsidiaries
Marketing Expenses
Prepared December 2006

Background
In 2004, we identified errors in our accounting for certain marketing expenses (i.e., advertising and sales promotions) that resulted in a prior-period overstatement of marketing expenses. Specifically, our accounting included accruals that were developed based on our budget or forecast data or on committed purchase orders, instead of actual services performed. Also, we recorded expenses for pre-paid marketing services when payments were made, rather than when the future services were performed. The overstated marketing accruals were the result of business practices that had been in place for many years.

We recorded a favorable out-of-period adjustment of $107 million in the third quarter of 2004 to correct as of September 30, 2004 the overstated marketing accrual. Before filing our third quarter Form 10-Q Report, we reviewed this matter with our Audit Committee. Our Audit Committee and PwC concurred in our adjustment. We shared with our Audit Committee our conclusion that all 2004 error corrections were immaterial (individually and in the aggregate) in March 2005, as part of our 2004 Form 10-K Report review. PwC concurred in the conclusion shared with the Audit Committee.

1

Ford Motor Company and Subsidiaries
QUANTITATIVE MATERIALITY ASSESSMENT

Marketing Expense
	Memo:
	Prior to	2001		2002		2003		2004
	2001 a/	Amount	Pct b/	Amount	Pct b/	Amount	Pct b/	Amount	Pct b/
	(mils)	(mils)		(mils)		(mils)		(mils)

Total Company income/(loss) before income taxes - as originally filed c/		$(7,584)		$953		$1,370		$4,853

Marketing expenses misstatement	$106	-		-		1		(107)
Understatement/(Overstatement) of originally-filed results	$106	$-	0.0%	$-	0.0%	$1	0.1%	$(107)	2.2%

Total Company income/(loss) before income taxes - without misstatement identified above		$(7,584)		$953		$1,371		$4,746

Aggregate of all known out-of-period items by year -
understatement/(overstatement) of originally-filed results		$80	1.1%	$476	49.9%	$396	28.9%	$40	0.8%

a/ --
The overstatement of profits prior to 2001 took place over many years as the business practices that led to the misstatement had been in place for more than a decade. This overstatement is insignificant to prior-period financial statements.

b/ --	Understatement/(Overstatement) of originally-filed results as a percent of total Company income/(loss) before income taxes.
c/ --	As originally filed in each year's Form 10-K.

2f

Ford Motor Company and Subsidiaries
Marketing Expenses
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006

Staff Accounting Bulletin No. 99 (SAB No. 99) states that the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. The primary users of our financial statements are our equity investors, the rating agencies, others in the fixed income community and Ford management.

The SAB No. 99 analysis must incorporate both quantitative and qualitative data. The facer page shows the quantitative impact of this out-of-period adjustment on our Consolidated Statement of Income. The cumulative adjustment in 2004 increased our total Company pre-tax income by 2.2%, and the historical amounts were considered to be insignificant to prior-period financial statements.

We considered these specific qualitative considerations in SAB No. 99:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The items causing the misstatement arose from an estimate of our marketing expense accruals, which is not capable of precise measurement.

•	Whether the misstatement masks a trend.

Total Company pre-tax income increased from $1.4 billion in 2003 to $4.9 billion in 2004. The unrecorded impact on historical financial statements, as well as the correction of this matter in 2004, did not alter any year-over-year trends.

•	Whether the misstatement hides a failure to meet analysts' consensus expectations.

Analysts' expectations for total Company results for the third quarter of 2004 - the quarter in which we recorded the marketing expenses adjustment - were an average of $0.14 per share immediately prior to the press release of our third quarter earnings results. Actual results for the total Company earnings per share ("EPS") were $0.28 per share, $0.14 per share better than analysts' expectations. Although the correction of this individual item in the third quarter of 2004 resulted in an improvement of our results, had we not recorded this adjustment our actual results still would have been better than analysts' expectations by $0.10 per share.

Additionally, by recording the aggregate of all known out-of-period adjustments in 2004, we decreased our profits and reduced our full-year EPS. Had we not recorded these adjustments in 2004, our actual EPS would have been greater.

•	Whether the misstatement changes a loss into income or vice versa.

The misstatement does not result in a change from a profit to a loss, or vice versa, in any year.

•	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The misstatement relates to our Automotive operations. In 2004, our Automotive operations' pre-tax loss lessened from $(2.0) billion in 2003 to $(155) million. Correcting for this misstatement did not alter this year-over-year trend.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements.

The misstatement does not affect our compliance with regulatory requirements.

2

Ford Motor Company and Subsidiaries
Marketing Expenses
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006
(Continued)

•	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

The misstatement does not affect our compliance with loan covenants or other contractual requirements. Neither our debt securities nor bank credit lines are impacted by information reported in our financial statements.

•	Whether the misstatement or the correction of the misstatement affects managements' compensation.

Although the correction of this out-of-period adjustment in 2004 increased our pre-tax profits by $107 million, in the aggregate the effect of all out-of-period adjustments in 2004, including marketing expenses, was to reduce 2004 profits that would be used to determine profit-based management compensation.

•	Whether the misstatement involves the concealment of an unlawful transaction.

The misstatement does not involve the concealment of an unlawful transaction.

•	Whether any of the items comprising the misstatement are pursuant to actions to "manage" earnings.

This misstatement represents an unintentional error that was corrected in the period in which it was identified. We reviewed our plan for correcting this item with our Audit Committee and PwC, and our Audit Committee and PwC concurred in our approach. The correction of this misstatement did not represent an attempt to "manage" earnings.

•	Whether management expects that the misstatement would result in a significant positive or negative market reaction.

In 2004, market reaction was primarily driven by our total Company earnings exceeding analysts' expectations, as well as disappointment in the size of losses reported by our North American Automotive operation. Adjusting for this misstatement did not have a significant impact on market reaction.

Conclusion
We concluded in 2004 that this misstatement was both quantitatively and qualitatively immaterial to our current-year and historical financial statements. As the above analysis demonstrates, based on quantitative and qualitative factors, it is improbable that the judgment of a reasonable person relying upon our financial statements would have been changed or influenced by this misstatement.

3

Ford Motor Company and Subsidiaries
Financial Services Revenue Recognition (FCAR Dealer Proceeds Withheld)
Prepared December 2006

Background
Ford Credit uses a metric of "dealer proceeds withheld" ("DPW"), which relates to the portion of the customer interest rate that a dealer retains. US GAAP requires us to amortize DPW as a reduction in financing revenue over the life of the related receivables. In off-balance sheet sale of receivables transactions, the unamortized DPW is written-off as part of the gain-on-sale calculation. Our Ford Credit receivables system, however, continues to record all receivables activity, including DPW amortization expense, as though the receivables were not sold. Contra-accounting entries are recorded to offset (or zero-out) the activity recorded by the receivables system related to receivables sold in off-balance sheet transactions.

Six FCAR transactions were originally recorded by Ford Credit as off-balance sheet activity in 2001 and 2002 and then reconsolidated in 2003. Manual contra-accounting entries related to DPW were not performed starting in 2003, largely resulting from significant personnel turnover and inadequate documentation. In addition, the error went undetected because of improper mechanization of an account reconciliation (which provided a “false positive”). As a result of these issues, US GAAP pre-tax income was understated $78 million, cumulatively, from 2003 through 2004. An out-of-period adjustment in this amount was recorded in the third quarter of 2005 to correct this error. This misstatement was judged to be immaterial, individually and in the aggregate, to our historical and 2005 financial statements.

We discussed this issue with our Audit Committee in October 2005. In November 2005, we presented our materiality analysis to the Audit Committee. Our Audit Committee and PwC concurred with our conclusion that this was an immaterial error. We included in our third quarter 2005 Form 10-Q Report a discussion of this item in our MD&A.

In February 2006, as part of our review of our 2005 Form 10-K Report, we shared our conclusion that this item was immaterial (individually and in the aggregate) with our Audit Committee and PwC. Our Audit Committee and PwC concurred.

1

Ford Motor Company and Subsidiaries
QUANTITATIVE MATERIALITY ASSESSMENT

FCAR Dealer Proceeds Withheld

	2003		2004		2005
	Amount	Pct a/	Amount	Pct a/	Amount	Pct a/
	(mils)		(mils)		(mils)

Total Company income/(loss) before income taxes - as originally filed b/	$1,370		$4,853		$1,996

Dealer proceeds withheld misstatement	46		32		(78)
Understatement/(Overstatement) of originally-filed results	$46	3.4%	$32	0.7%	$(78)	3.9%

Total Company income/(loss) before income taxes - without misstatement identified above	$1,416		$4,885		$1,918

Aggregate of all known out-of-period items by year -
understatement/(overstatement) of originally-filed results	$396	28.9%	$40	0.8%	$(8)	0.4%

a/ --	Understatement/(Overstatement) of originally-filed results as a percent of total Company income/(loss) before income taxes.
b/ --	As originally filed in each year's Form 10-K.

2f

Ford Motor Company and Subsidiaries
Financial Services Revenue Recognition (FCAR Dealer Proceeds Withheld)
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006

SAB No. 99 states that the omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. The primary users of our financial statements are our equity investors, the rating agencies, others in the fixed income community and Ford management.

SAB No. 99 analysis must incorporate both quantitative and qualitative data. The facer page shows the quantitative impact of this out-of-period adjustment on our Consolidated Statement of Income. The cumulative adjustment in 2005 increased our total Company pre-tax profit by 3.9%, and the historical amounts were considered to be immaterial to prior-period financial statements.

For qualitative analysis, the following factors were considered:

•	This item was mentioned by Ford Credit's CFO during our fixed income conference call with analysts and media; investor inquiries have been non-existent.

•
In addition to not being material to earnings, this item had no impact on our Financial Services sector disclosures that might be considered important to investors, such as charge-offs and related metrics, residual performance, funding, liquidity and leverage.

In addition, we considered the specific qualitative considerations in SAB No. 99:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate, if so the degree of imprecision in the estimate.

This misstatement arose from an item (DPW) that can be precisely measured.

•	Whether the misstatement masks a trend.

Total Company pre-tax income declined from $4.9 billion in 2004 to $2.0 billion in 2005. The unrecorded impact on historical financial statements, as well as the correction of this item in 2005, did not alter year-over-year trends.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

Analysts' expectations are based on total Company earnings excluding special items. Analysts' expectations for total Company results for the third quarter of 2005 varied widely - from $0.10 per share to $(0.24) per share. These varying expectations reflected the fact that we had stopped providing quarterly earnings per share ("EPS") guidance, as well as the fact that our prior quarterly earnings differed widely from analysts' expectations.

Although we believe that a "consensus" expectation is less meaningful in light of such wide-ranging projections, the consensus expectation for this period was $(0.10) per share. Actual total Company earnings were $(0.10) per share in this quarter; adjusting for the misstatement in this quarter - the quarter in which the misstatement was identified - contributed approximately $0.03 per share to this result.

For the full year, the total impact of all known out-of-period adjustments - including FCAR dealer proceeds withheld - was insignificant (less than half a cent per share).

•	Whether the misstatement changes a loss into income or vice versa.

The misstatement does not change the results from an income to a loss, or vice versa, in any year.

2

Ford Motor Company and Subsidiaries
Financial Services Revenue Recognition (FCAR Dealer Proceeds Withheld)
Staff Accounting Bulletin No. 99 Materiality Analysis
Prepared December 2006
(Continued)

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

This misstatement concerns Ford Credit, a significant subsidiary in our consolidated financial statements. Ford Credit, which comprises the majority of our Financial Services sector, performed its own SAB No. 99 analysis and determined that this adjustment was immaterial to Ford Credit's originally-filed financial statements.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The misstatement does not affect our compliance with regulatory requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

This misstatement does not affect our compliance with any loan covenants or other contractual requirements. Neither our debt securities nor bank credit lines are impacted by information reported in our financial statements.

•	Whether the misstatement has the effect of increasing management’s compensation.

Management did not receive profit-based compensation based on 2003 or 2005 results. In 2004, when profit-based bonuses were paid, the impact of the misstatement was to understate profits, resulting in a reduction of profit-based management compensation.

•	Whether the misstatement involves the concealment of an unlawful transaction.

The misstatement does not involve the concealment of an unlawful transaction.

•	Whether any of the items comprising the misstatement are pursuant to actions to "manage" earnings.

This misstatement represents an unintentional error that was corrected in the period in which it was identified. We reviewed our plan for correcting this item with our Audit Committee and PwC, and our Audit Committee and PwC concurred in our approach. The correction of this misstatement did not represent an attempt to "manage" earnings.

•	Whether management expects that the misstatement would result in a significant positive or negative market reaction.

The market reaction to our full-year 2005 earnings was driven primarily by our having exceeded analysts' EPS projections, as well as disappointment in the size of losses reported by our North American Automotive operation. The misstatement had no material impact on either.

Conclusion
We concluded in 2005 that this misstatement was both quantitatively and qualitatively immaterial to our current-year and historical financial statements. As the above analysis demonstrates, based on quantitative and qualitative factors, it is improbable that the judgment of a reasonable person relying upon our financial statements would have been changed or influenced by these misstatements.

3

Ford Motor Company and Subsidiaries
Cash and Cash Equivalents
Prepared December 2006

Background
In April of 2006, we identified a misstatement in our Balance Sheet and Statement of Cash Flows regarding the classification of certain securities between Cash and cash equivalents and Marketable securities for Ford Credit. After discussions with investors (specifically members of JP Morgan, lead underwriter of a Ford Credit debt offering that was underway), with our Disclosure Committee and with our Audit Committee, we judged this item to be immaterial to our financial statements. Our conclusion was concurred in by PwC.

We also disclosed this reclassification in the Notes to the Financial Statements in our first quarter 2006 Form 10-Q Report.

Ford Motor Company and Subsidiaries
Cash and Cash Equivalents
April 7, 2006

Background
Financial Accounting Standard No. 95, Statement of Cash Flows, indicates that cash equivalents are short-term, highly liquid investments that are readily convertible to cash and so near their maturity that there is insignificant risk of changes in value due to changes in interest rates - further defined as, generally, investments with maturity at acquisition of less than three months. All marketable securities not meeting this definition are reported on our Consolidated Balance Sheet as Marketable securities.

Securities are classified under Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities, as Trading, Available-for-Sale, or Held-to-Maturity. For cash flow reporting, changes in trading securities are reported as cash flows from operating activities and changes in available-for-sale securities are reported as cash flows from investing activities.

Issue
Certain securities carried in Ford Credit's overborrowing portfolio have maturity dates beyond 90 days from the date of acquisition. These securities were erroneously classified as Cash and cash equivalents on Ford's Consolidated Balance Sheet. The process used to establish the classification of the portfolio relied on a custodian holdings report, which used a liquidity definition of cash rather than an accounting definition of cash. The custodian holding report carried all marketable securities as "Cash Equivalents". The error was discovered during a review of the source data used for the March 31, 2006 Ford Credit Balance Sheet. An analyst noticed that some of the investments classified as cash equivalents had maturities in August 2006. This led to a review of all investment classifications back to December 31, 2002.

Since Cash and cash equivalents on our Consolidated Balance Sheet is misstated, Ford's Consolidated Statement of Cash Flows, which reconciles beginning period Cash and cash equivalents to the ending period is also misstated. We have concluded that these securities should be classified as available-for-sale and cash flows related to their purchase, sale and maturity should be categorized as changes in cash flows from investing activities.

Based on the $15 billion average size of Ford Credit's overborrowing portfolio and a target duration of 60 to 70 days, it is unlikely that more than $7 to $8 billion of the portfolio could have been related to securities with original purchase to maturity periods greater than 90 days. The portfolio typically has $2 to $4 billion in overnight cash and $4 to $5 billion of commercial paper which is generally purchased with an original maturity of less than 90 days. At $7 to $8 billion, unless these securities had maturity dates more than 90 days from the date of our balance sheet, our controls may not have been adequate to appropriate classify these securities as Marketable Securities on our Consolidated Balance Sheet.

Ford Motor Company and Subsidiaries
Cash and Cash Equivalents
SAB 99 Quantitative Analysis

FULL YEAR
	2005				2004				2003
	Reported	Revised	Difference		Reported	Revised	Difference		Reported	Revised	Difference
Balance Sheet	(mils)	(mils)	(mils)		(mils)	(mils)	(mils)		(mils)	(mils)	(mils)
Cash and Cash Equivalents	$31,499	$28,410	$3,089	9.8%	$22,831	$22,831	$-	0.0%	$22,599	$17,675	$4,924	21.8%
Marketable Securities	$7,583	$10,672	$(3,089)	-40.7%	$8,946	$8,946	$-	0.0%	$9,507	$14,431	$(4,924)	-51.8%
Change as % of Total Assets				-1.1%				0.0%				-2.7%

Cash Flow
Operating Cash Flows	$21,674	$21,674	$-	0.0%	$24,562	$24,562	$-	0.0%	$17,256	$17,256	$-	0.0%
Investing Cash Flows	7,457	4,368	(3,089)	-41.4%	(14,961)	(10,037)	4,924	-32.9%	(3,002)	(7,926)	(4,924)	164.0%
Financing Cash Flows	(20,651)	(20,651)	-	0.0%	(9,844)	(9,844)	-	0.0%	(5,180)	(5,180)	-	0.0%
Fx / Disc Ops / Held for Sale	188	188	-	0.0%	505	505	-	0.0%	811	811	-	0.0%
Total Change in Cash Flows	$8,668	$5,579	$(3,089)	-35.6%	$262	$5,186	$4,924	1879.4%	$9,885	$4,961	$(4,924)	-49.8%

Memo: Unrealized G/L		$2.0				$-				$0.7

QUARTERS -- 2005
	First Three Months 2005				First Six Months 2005				First Nine Months 2005
	Reported	Revised	Difference		Reported	Revised	Difference		Reported	Revised	Difference
Balance Sheet	(mils)	(mils)	(mils)		(mils)	(mils)	(mils)		(mils)	(mils)	(mils)
Cash and Cash Equivalents	$23,345	$23,345	$-	0.0%	$30,133	$29,540	$593	2.0%	$28,200	$23,155	$5,045	17.9%
Marketable Securities	$10,139	$10,139	$-	0.0%	$8,614	$9,207	$(593)	-6.9%	$6,814	$11,859	$(5,045)	-74.0%
Change as % of Total Assets				0.0%				-0.4%				-1.9%

Cash Flow
Operating Cash Flows	$5,176	$5,176	$-	0.0%	$14,336	$14,336	$-	0.0%	$20,103	$20,103	$-	0.0%
Investing Cash Flows	4,224	4,224	-	0.0%	3,185	2,592	(593)	-18.6%	2,965	(2,080)	(5,045)	-170.2%
Financing Cash Flows	(9,428)	(9,428)	-	0.0%	(10,372)	(10,372)	-	0.0%	(17,323)	(17,323)	-	0.0%
Exchange Rate Changes	(137)	(137)	-	0.0%	(526)	(526)	-	0.0%	(376)	(376)	-	0.0%
Total Change in Cash Flows	$(165)	$(165)	$-	0.0%	$6,623	$6,030	$(593)	-9.0%	$5,369	$324	$(5,045)	-94.0%

Memo: Unrealized G/L		$-				$0.4				$1.3

QUARTERS -- 2004
	First Three Months 2004				First Six Months 2004				First Nine Months 2004
	Reported	Revised	Difference		Reported	Revised	Difference		Reported	Revised	Difference
Balance Sheet	(mils)	(mils)	(mils)		(mils)	(mils)	(mils)		(mils)	(mils)	(mils)
Cash and Cash Equivalents	$18,726	$15,840	$2,886	15.4%	$16,785	$15,281	$1,504	9.0%	$18,089	$18,087	$2	0.0%
Marketable Securities	$9,343	$12,229	$(2,886)	-30.9%	$9,507	$11,011	$(1,504)	-15.8%	$11,582	$11,584	$(2)	0.0%
Change as % of Total Assets				-1.7%				-0.9%				0.0%

Cash Flow
Operating Cash Flows	$4,868	$4,868	$-	0.0%	$12,512	$12,512	$-	0.0%	$19,887	$19,887	$-	0.0%
Investing Cash Flows	(1,370)	668	2,038	-148.8%	(10,130)	(6,710)	3,420	-33.8%	(10,419)	(5,497)	4,922	-47.2%
Financing Cash Flows	(7,907)	(7,907)	-	0.0%	(8,660)	(8,660)	-	0.0%	(13,971)	(13,971)	-	0.0%
Exchange Rate Changes	(73)	(73)	-	0.0%	(145)	(145)	-	0.0%	(6)	(6)	-	0.0%
Total Change in Cash Flows	$(4,482)	$(2,444)	$2,038	-45.5%	$(6,423)	$(3,003)	$3,420	-53.2%	$(4,509)	$413	$4,922	-109.2%

Memo: Unrealized G/L		$0.3				$(0.1)				$-

3f

Ford Motor Company and Subsidiaries
Cash and Cash Equivalents
Staff Accounting Bulletin No. 99 Materiality Analysis
April 7, 2006

Staff Accounting Bulletin No. 99 (SAB No. 99) states that the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. The primary users of our financial statements are our equity investors, the rating agencies, others in the fixed income community and Ford management.

The SAB No. 99 analysis must incorporate both quantitative and qualitative data. The facer page shows the quantitative impact of the change on the Consolidated Balance Sheet and the Statement of Cash Flows. The balance sheet change, as a percent of total assets, is less than 5% for all periods. On the Consolidated Statement of Cash Flows, the cash flows from investing activities would be impacted - there is no effect on the cash flows from operating activities. The misstatement as a percentage of cash flows from investing activities and total cash flows is significant in certain periods. However, the cash flows from investing activities and total cash flows are not particularly relevant to the users of the financial statements. Cash flows for financial institutions are typically evaluated based on cash flows from operating activities and cash flows associated with the acquisition, collection and liquidation of receivables. This misstatement does not impact any of those items. Furthermore, large volatility in cash flows from investing activities can be expected with financial institutions such as Ford Credit. Users of the financial statements do not make critical judgments about the operations or financial condition based on this information. Both Ford's internal policy and generally accepted guidelines on materiality focus on misstatements of cash flows from operating activities to determine quantitative materiality.

For qualitative analysis, the following factors were considered:

•
Cash and marketable securities are used by management and viewed by users of the financial statements as a source of liquidity to fund lending operations. Our external communication with stakeholders (quarterly MD&A discussions and quarterly fixed income presentations for Ford Credit) conveys a definition of liquidity that includes all categories of investments (cash, cash equivalents, marketable securities). External stakeholders are unlikely to care about the mix among the different categories. In connection with a Ford Credit debt offering, we have confirmed with JP Morgan, the lead underwriter, that the accounting classification of these items does not impact their analysis. JP Morgan evaluates the risk of the security based on the time remaining to maturity - not based on when the security was purchased. This misstatement would not change their view or an investor's view of our financial condition or the debt transaction/offering.

•
The overall maturity of investments is very short - typically less than 60-70 days. For example, of the $3.1 billion of securities at year-end 2005 (with original maturities over 90 days), all but $200,000 matured in the first quarter of 2006. The high turnover associated with this portfolio is the primary reason users of our financial statements view this portfolio as a source of liquidity.

•
The Company views liquidity as cash, cash equivalents and marketable securities. The MD&A discusses liquidity, including cash and cash equivalents. Historically, Ford Credit has had minimal securities classified as marketable securities. Going forward, cash and cash equivalents and marketable securities will be included in our liquidity disclosures for Financial Services.

•
Our MD&A discussion on Ford Credit focuses on liquidity and leverage. Both liquidity and leverage have included these securities in the past and would continue to include them in the future. Other than to specifically include the title "securities" along with Cash and cash equivalents in these definitions, the misstatement would not impact our MD&A discussion.

•
We also discuss liquidity in our fixed income presentation. We refer to the balance, which already includes these securities, as "cash" or sometimes "cash and cash equivalents". This misstatement would not impact the liquidity discussion, but we will include the title "securities" along with either "cash" or "cash and cash equivalents".

In addition, we considered the specific qualitative considerations in SAB No. 99:

•	Whether the misstatement arises from an item of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The item causing the misstatement arises from an item capable of precise measurement.

Ford Motor Company and Subsidiaries
Cash and Cash Equivalents
SAB No. 99 Materiality Analysis
April 7, 2006

•	Whether the misstatement masks a trend.

Ford Credit's trends and communications with the external users of our financial statements focus on earnings, liquidity and leverage, all unchanged by this misstatement.

•	Whether the misstatement hides a failure to meet analysts' consensus expectations.

Analysts focus on earnings, liquidity and leverage, all unchanged by this misstatement. In our quarterly earnings calls, we do not focus on cash flows from investing activities or total cash flows nor do analysts generally ask questions about such cash flows. We also do not discuss cash flows from investing activities or total cash flows with the investment community in our fixed income conference calls.

•	Whether the misstatement changes a loss into income or vice versa.

The misstatement does not impact Ford's reported profits. The misstatement also does not impact cash flows from operating activities. As discussed previously, the impacted misclassification on the Consolidated Balance Sheet and impacted cash flows from investing activities and total cash flows are not key metrics used by readers of our financial statements.

•	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The misstatement relates solely to Ford Credit's operations and has been determined to be an immaterial misstatement to Ford Credit's financial statements.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements.

The misstatement does not affect our compliance with regulatory requirements.

•	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

The misstatement does not affect the registrant's compliance with loan covenants or other contractual requirements. We reviewed with Ford Office of the General Counsel that the loan covenants of both our debt securities and bank credit lines are not impacted by information reported in the Statement of Cash Flows or levels or reported Cash and cash equivalents and Marketable securities on our Balance Sheet.

•	Whether the misstatement or the correction of the misstatement affects managements' compensation.

The Annual Incentive Compensation Plan is based on achievement of specific performance goals relating to a specific year. The performance goals are based on total company pre-tax profits, relevant business unit pre-tax profits, relevant business unit cost reductions, relevant business unit market share and relevant business unit quality metrics. Stock based awards are based on achievement of specific goals relating to operating effectiveness, leadership, people and culture, Company performance, total cost performance, global market share, customer satisfaction and the person's expected role in the Company's long-term performance. Neither the misstatement nor the correction of the misstatement related to the classification of these marketable securities on the Consolidated Balance Sheet or the impact on the Statement of Cash Flows affects managements' compensation.

•	Whether the misstatement involves the concealment of an unlawful transaction.

The misstatement is the result of an unintentional error relating to information obtained from custodian holding reports. The misstatement does not involve the concealment of an unlawful transaction.

•	Whether any of the items comprising the misstatement are pursuant to actions to "manage" earnings or cash flows.

The misstatement is the result of an unintentional error and is not pursuant to actions to "manage" earnings or cash flows.

Ford Motor Company and Subsidiaries
Cash and Cash Equivalents
SAB No. 99 Materiality Analysis
April 7, 2006

•	Whether management expects that the misstatement would result in a significant positive or negative market reaction.

Past observable market reaction to the Company's performance has been based largely on earnings, liquidity and leverage. As discussed above, this misstatement does not impact these metrics. Attached to this analysis is the 2005 fixed income presentation deck to illustrate that the key metrics discussed with investors are not impacted by this misstatement.

Conclusion
Although the quantitative impact to total assets of our Consolidated Balance Sheet is not material (<5% of total assets), the misstatement as a percentage of individual line items on our Consolidated Balance Sheet and Consolidated Statement of Cash Flows are significant in certain periods. However, we believe investors tend to evaluate these lines in aggregate to analyze funding, liquidity and overall performance. In no period did the misstatement mask a change in the consolidated or financial services sector financial statements or to the related earnings, liquidity or funding. As explained above, the individual financial statement line items impacted by the misstatement are not individually viewed as significant to users of the financial statements.

Based on these quantitative and qualitative factors and our belief that investors aggregate Cash and cash equivalents and Marketable securities when evaluating the Company's and the Financial Services sector's performance, it is improbable that the judgment of a reasonable person relying upon these financial statements would have been changed or influenced by the misstatement. Accordingly, we have concluded that this misstatement is not material to our financial statements.

Notwithstanding our overall materiality conclusion, we believe it will be beneficial to the users of our financial statements to revise our prior period Consolidated Balance Sheets and Consolidated Statement of Cash Flows to properly classify these investments as Marketable securities. In addition to incorporating full disclosure of the issue, this approach provides the users of the financial statements an understanding of the issue, the rationale for the revision and comparability on the face of the Consolidated Balance Sheet and Consolidated Statement of Cash Flows.

We have reviewed our quantitative and qualitative considerations with the Ford Office of the General Counsel, the Company's Chairman of the Audit Committee and PricewaterhouseCoopers. They concur with our conclusion that the misstatement is immaterial to both current and prior period financial statements. This conclusion will be reviewed with the Audit Committee on April 20, 2006.